Exhibit 99.4

Taboola.com URL: https://www.taboola.com/press-release/taboola-closes-connexity-acquisition

Taboola Completes Acquisition of Connexity, Creating a Powerful e-Commerce Solution for Publishers, Advertisers and Merchants Outside of Walled Gardens
Acquisition Expected to Significantly Expand Market Opportunity and Contribute to Accelerated Revenue Growth in 2022

New York, Sep. 1, 2021 -- Taboola (Nasdaq: TBLA), a global leader in powering recommendations for the open web, helping people discover things they may like, today announced it has completed its previously announced acquisition of Connexity.

The transaction brings Connexity, one of the largest e-commerce media platforms on the open web, and its large scale of 6,000 publishers and 1,600 direct merchant relationships to Taboola, unlocking new ways for publishers, advertisers and merchants to effectively scale outside of walled gardens.

“The future of open web monetization is e-commerce. Taboola, combined with Connexity, is uniquely positioned to capitalize on this market opportunity,” said Adam Singolda, CEO and founder, Taboola. “At a time when, according to eMarketer, over 60% of U.S. publishers are turning to e-commerce as a top revenue source, I believe every publisher is going to develop an e-commerce strategy. With Taboola and Connexity, publishers will get instant access to an innovative technology connecting readers with products, which capitalizes on where consumers spend a large part of their day--reading trusted news online. We’ve spent 14 years building relationships with the top publishers in the world, and now, merchants can benefit from that massive scale, reaching buyers across the open web. With Taboola, e-commerce brands are no longer trapped within the walls of Amazon.”

Moving forward, Taboola will give advertisers and merchants new ways to benefit, by offering Connexity e-commerce solutions across Taboola’s vast network of more than 9,000 digital properties that reach 500 million daily active users. By tapping into Taboola’s network of trusted editorial content, e-commerce brands will be able to drive customer acquisition on a massive scale, by placing their products on more stories that consumers are reading. With Connexity offerings integrated into Taboola’s network of digital properties, these publishers will have instant access to a new way to drive meaningful revenue growth as well.

Connexity has solutions for merchants and publishers, including:

1)	Merchant solution:

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Publisher network: Connexity enables merchants such as Walmart, Overstock, Chewy, and Michael Kors to reach relevant shoppers on the open web via its expansive publisher network, as well as bespoke search platform integrations. The company connects consumer buyers with more than 750 million product offerings on its shopping intent network, driving more than 1 million monthly transactions for its advertisers.

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Social influencers: Merchants can also reach relevant shoppers through social influencers--those with at least 10,000 followers and many with millions. Brands including Wayfair, Lands’ End and Forever 21 are leveraging this offering to drive significant buyer engagement when social influencers promote their products through their social media posts.

2)	Publisher solution:

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Shopping section: Connexity enables publishers to launch their own shopping section on their websites, giving users a contextual and relevant shopping experience. Leading properties including Better Home & Gardens by Meredith, CNET, and Best Reviews, who are using this offering to build their own customized e-commerce offerings and connect buyers with products they may love.

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Commerce content platform: Enabling publishers to automatically integrate product offerings into their editorial content, allowing readers to instantly purchase relevant products based on the articles they are reading. Publishers including Condé Nast, Hearst, Dotdash, Hello! Magazine and News Corp Australia are scaling e-commerce into a key revenue stream for their business.

Under the terms of the agreement, Taboola acquired Connexity for total consideration including purchase price and retention incentives of $800 million consisting of approximately $590 million in cash and $210 million in Taboola stock.

Analyst information session - September 28, 2021
The company plans to hold a Connexity-focused analyst information session on September 28, 2021, to share additional information around the combined company’s strategy and financial expectations. The call can be accessed via webcast at https://investors.taboola.com.

About Taboola

Taboola powers recommendations for the open web, helping people discover things they may like.

The company’s platform, powered by artificial intelligence, is used by digital properties, including websites, devices and mobile apps, to drive monetization and user engagement. Taboola has long-term partnerships with some of the top digital properties in the world, including CNBC, BBC, NBC News, Business Insider, The Independent and El Mundo.

More than 14,000 advertisers use Taboola to reach over 500 million daily active users in a brand-safe environment. Following the acquisition of Connexity in 2021, Taboola is a leader in powering e-commerce recommendations, driving more than 1 million monthly transactions each month. Leading brands including Walmart, Macy’s, Wayfair, Skechers and eBay are among key customers.

Learn more at www.taboola.com and follow @taboola on Twitter.

Disclaimer - Forward-Looking Statements

Taboola (the “Company”) may, in this communication, make certain statements that are not historical facts and relate to analysis or other information which are based on forecasts or future or results. Examples of such forward-looking statements include, but are not limited to, statements regarding the expected timing and impact of the acquisition, future prospects, product development and business strategies and our projections for future periods.  Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements but are not the exclusive means for identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. You should understand that a number of factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements, including the risks set forth under “Risk Factors” in our Registration Statement on Form F-4 and our other SEC filings. The Company cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.